[DANIEL P. CONNEALY LETTERHEAD]

Confidential Treatment Requested

Pursuant to 17 C.F.R. §200.83

by Waddell & Reed Financial, Inc.

February 13, 2013

VIA EDGAR, FEDERAL EXPRESS AND ELECTRONIC MAIL

Mr. Kevin W. Vaughn

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Waddell & Reed Financial, Inc. Form 10-K for Fiscal Year Ended December 31, 2011 Filed February 29, 2012 Form 10-Q for Fiscal Quarter Ended September 30, 2012 Filed November 2, 2012 File No. 001-13913

Dear Mr. Vaughn:

We have received your letter dated January 25, 2013 regarding the above-referenced reports. Set forth below, in bold, are each of the comments in your letter followed by our response.

Pursuant to the Commission’s Rule 83, 17 C.F.R. §200.83, the Company requests confidential treatment for portions of its responses to Comment No. 2.  Specifically, the Company requests that the responses, or portions thereof, to Comments No. 3 and 4 that are marked by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person as it is confidential information.  In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, the Company respectfully requests that Ms. Wendy J. Hills be notified immediately of such request, so that the Company may further substantiate this request for confidential treatment under Rule 83.  Ms. Hills may be contacted at the following address and telephone number:

Wendy J. Hills

Vice President, Secretary and Associate General Counsel

Waddell & Reed Financial, Inc.

6300 Lamar Avenue

Overland Park, KS  66202

Telephone — 913.236.2013

Facsimile — 913.236.2379

The Company electronically delivered an unredacted version of this letter to the Staff of the Securities and Exchange Commission.

Form 10-K for Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Note 4 — Investment Securities, page 60

1.              We note your response to prior comment one of our letter dated November 28, 2012. Please provide us with a draft of your proposed disclosure to identify the specific pricing approaches used for the respective investment categories pursuant to ASC 820-10-50-2e.

Response:

The following paragraphs represent the expanded disclosure we intend to include in the Form 10-K filing for the year ended December 31, 2012.

“Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of the asset.  Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset.  An individual investment’s fair value measurement is assigned a level based upon the observability of the inputs that are significant to the overall valuation.  The three-tier hierarchy of inputs is summarized as follows:

•                                          Level 1 — Investments are valued using quoted prices in active markets for identical securities.

•                                          Level 2 — Investments are valued using other significant observable inputs, including quoted prices in active markets for similar securities.

•                                          Level 3 — Investments are valued using significant unobservable inputs, including the Company’s own assumptions in determining the fair value of investments.

Assets classified as Level 2 can have a variety of observable inputs.  These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value. The fair value of municipal bonds is measured based on pricing models that take into account, among other factors, information received from market makers and broker/dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance and benchmark yield curves. The fair value of corporate bonds is measured using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads and fundamental data relating to the issuer.

Securities’ values classified as Level 3 are primarily determined through the use of a single quote (or multiple quotes) from dealers in the securities using proprietary valuation models.  These quotes involve significant unobservable inputs, and thus, the related securities are classified as Level 3 securities.”

Form 10-Q for the period Ended September 30, 2012

Notes to the Consolidated Financial Statements

Note 6 — Goodwill and Identifiable Intangible Assets, page 13

2.              Please refer to prior comment two of our letter dated November 28, 2012. We note that you engaged an investment bank in January 2012 to gauge the interest of prospective buyers, which ultimately led to the sale of Legend at a substantial discount to the carrying amount. Please address the following items:

a.              Please tell us the proposed prices of all six non-binding indications of interest you received on March 29, 2012 and the additional non-binding indication of interest that you received shortly after.

b.              We note that in mid-May interested firms were asked to submit a second round of non-binding indications of interest. Please tell us the proposed prices of indications of interest you received from all firms. If you did not receive any indications of interest from firms other than First Allied, please tell us the reason why these firms did not bid after the meeting with management in mid-May.

c.               Your response states that the non-binding indications of interest received did not consider excess capital in Legend entities, which was approximately $14 million. Please explain to us how you considered this excess capital in evaluating these indications of interest. Further, tell us and clearly disclose in future filings the extent to which the excess capital was ultimately reflected in the sale price of $27 million of Legend. Clearly identify how such excess capital was reflected and considered in the results of your market and income approaches as part of the impairment analysis.

Response:

a.              The following table summarizes the non-binding indications of interest received on March 29, 2012, and in the case of Firm A, on March 30, 2012.  Most firms submitted their non-binding indications of interest in the form of a range.  The non-binding indications of interest are listed in ascending order, based on the low end of the range.

	Amounts in Millions
Firm Identification	Low End of Range	High End of Range
Firm A	$30.0	$30.0
Firm B	$45.0	$55.0
Firm C	$47.0	$78.0
Firm D	$50.0	$55.0
Firm E	$50.0	$60.0
Firm F	$55.0	$63.0
Firm G	$57.6	$57.6

We considered these non-binding indications of interest to be subject to future negotiations.  Potential bidders were supplied actual income statement information for the years 2008-2011, which included costs to implement the Pershing platform during 2011 (as discussed in comments 4.b./c. and 5. below).  In addition to the one-time costs, potential savings opportunities related to the Pershing platform initiative were not disclosed to potential bidders during initial marketing efforts by the investment banking firm.  We believed that once both of these factors were considered by the firms, the firms would increase their offers.

We believed the indications of interest received in March represented bids from firms that we did not consider fully informed market participants in accordance with ASC 820-10-20.  A market participant is defined in ASC 820-10-20 as follows:

“Market participants are buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

a.              Independent of the reporting entity (that is, they are not related parties),

b.              Knowledgeable, having a reasonable understanding about the asset or liability and the transaction based on all available information, including information that might be obtained through due diligence efforts that are usual and customary. . .”

As customary due diligence had not yet been performed, we did not consider the non-binding indications of interest as representing fully informed market-based measurements for our goodwill impairment analysis in the second quarter.  However, we did consider the reasonableness of such indications, given the limited information when provided to the firms, in comparison to the carrying value for Legend.  The high end of the range of indications of interest exceeded the carrying value of Legend, including excess working capital.  In addition,  the average of the indications of interest of $56.0 million (using the midpoint of each one and excluding the low amount of $30.0 million) plus excess working capital of $14.0 million at the time resulted in a total of $70.0 million, which was not significantly below the carrying value of Legend.  In addition, these indications of interest remained subject to further negotiation and firms did not, at that time, have information to discern the impact of implementation costs and cost savings opportunities resulting from the Pershing platform (as discussed below in our response to comments 4.b./c. and 5.).  We believed the non-binding indications of interest were not an indication of impairment.

b.              It was the opinion of both our investment banking firm and Legend management that individual meetings conducted with the seven interested firms and Legend management in mid-May were successful.

On June 29, 2012, we received a non-binding indication of interest from First Allied (Firm B) of $35.0 million.  See our response to comment 4.b./c. below for additional information related to the June 29, 2012 indication of interest.  While firms were not requested to provide in writing their reasons behind not submitting an indication of interest as part of the second round request in mid-May, based on discussions with the investment banking firm, we understand that there were varied reasons behind the firms’ decisions.

In one instance, a firm was in the process of acquiring another broker/dealer and decided that taking on a second acquisition was not in its best interest.  In multiple cases, firms determined that the product set offered by Legend was not a good fit with their current product offerings, given Legend’s focus on the 403(b) market.  In contrast, First Allied’s private equity owner had another broker/dealer in their portfolio of companies that focused on the 403(b) business.

c.               It is our belief that the income statement information provided to the firms prior to submitting their indications of interest was not sufficient for the firms to fully understand the working capital requirements of Legend.

At the time these indications of interest were received and analyzed, we believed that limited, if any, working capital would be required by the purchaser since (i) Legend had consistently produced positive cash flows, even through the downturn in the markets in 2008 and 2009, and (ii) a significant portion of the revenues related to Legend’s investment advisory business were received in advance of the payment of their financial advisors on a quarterly basis.  At that time, Legend had excess capital of $14 million.  During the negotiation process for excess capital, which transpired in connection with the letter of intent received from First Allied on August 29, 2012, we agreed to preserve working capital in the Legend entity of $5.8 million.  Negotiations concerning working capital were ongoing through the time of execution of the definitive agreement.  Excess working capital of $7.7 million was retained by the Company and was not reflected in the sale price of $27.0 million.  We will disclose the excess capital we retained as part of the transaction in our Form 10-K for the year ended December 31, 2012.

3.              Your response to prior comment two of our letter dated November 28, 2012 indicates that on July 23, 2012, your management traveled to Legend’s headquarters with the team members from First Allied and the investment banking firm for discussions with Legend’s management team. On page 4 of your response dated December 31, 2012 you cited certain topics that were part of the due diligence process. Your Form 10-Q for the period ended June 30, 2012 was filed on August 2, 2012. Please tell us specifically the extent to which you became aware of the factors you cited on page 4 of your response before August 2, 2012.

Response:

[***].(1)

4.              We note your response to prior comment three of our letter dated November 28, 2012. Please address the following items:

a.              Please tell us how you selected comparable companies to perform your valuation of Legend under the market approach. Tell us which companies you identified as comparable to Legend. Please provide the range of EBITDA multiples used, and tell us how you adjusted the multiples as part of the valuation.

b.              Tell us in detail how your use of the market approach considered the bids received to date through your marketing of Legend for sale. Further, tell us how you considered that the focus of interest by the seven firms appears to have dwindled to only First Allied by the end of the second quarter of 2012.

c.               Tell us how you considered ASC 820-10-35-36 which directs preparers to maximize observable inputs, and how you considered the use of these bids in weighting with or in lieu of market comparables. If you did not incorporate these bids, tell us why not.

(1)  Rule 83 Confidential Treatment Request Made by Waddell & Reed Financial, Inc.;  Request Number 01

Response:

a.                                      We selected nine publicly traded companies to perform our valuation of Legend under the market approach, relying on publicly available information about each.  The companies and their calculated EBITDA multiples are listed in the table below.

Company Name	EBITDA Multiple
T. Rowe Price	10.4
Affiliated Managers Group	10.1
Blackrock	8.1
Invesco	8.0
Franklin Templeton	7.8
Waddell & Reed	7.3
Federated Investors	7.2
Legg Mason	6.5
Eaton Vance	6.3

While Legend is not comparable in size to these companies, we believe that their shared characteristics of providing investment management services gave us a valid measurement tool for our EBITDA multiple calculation.  EBITDA multiples ranged from 10.4 to 6.3 and resulted in an average of 8.0.  The average EBITDA multiple of 8.0 was utilized as part of our market approach valuation.  In addition, our work with the investment banking firm supported our use of this multiple as part of marketing Legend.

b./c.                         We believed the non-binding indications of interest received in March represented bids from firms that we did not consider fully informed market participants that had performed customary due diligence in accordance with ASC 820-10-20.  Please refer to our previous response to comment 2.c. above.

We did consider whether the non-binding indication of interest received from First Allied on June 29, 2012 was an indication of the fair value of Legend and therefore a potential indicator of impairment.  At the time, we determined it was not an indication of fair value for several reasons.  [***].(2)  Additionally, we believed that the due diligence process was a critical element as to whether First Allied’s non-binding indication of interest would represent a fully informed market-based measurement.  Prior to the filing of our second quarter Form 10-Q on August 2, 2012, due diligence was in its very early stages. As a result, we did not consider the June 29, 2012 non-binding indication of interest to represent a fully informed market participant.

Considering the non-binding indication of interest received from First Allied and our impairment analysis performed in the second quarter of 2012, our view at that time was that the likelihood of a current fair value determination being less than the carrying value amount of the Legend reporting unit was remote.  Therefore, there was no triggering event prior to the filing of the second quarter Form 10-Q.

(2)  Rule 83 Confidential Treatment Request Made by Waddell & Reed Financial, Inc.;  Request Number 02

5.              Please address the following regarding your use of the income approach in terms of your responses to prior comments two and three of our letter dated November 28, 2012:

a.              Your response indicates that even though you were marketing Legend for divestiture, you had not definitely concluded to sell Legend by the time you conducted your annual goodwill impairment analysis. The last sentence of your response to prior comment three states that you followed your normal process to evaluate goodwill values, which included averaging the results of the market and income approaches. Tell us why you believed it was appropriate to continue to evenly weight the market approach results with the income approach results as is your historical policy given that at that time you were actively in the process of marketing Legend for sale. Refer to ASC 820-10-35-25, and tell us how you considered this guidance as it applies to your valuation of Legend.

b.              You indicate that in the second quarter 2012 the fair value of Legend under the market approach was $82.6 million and the fair value under the income approach was $124.3 million, which is approximately 50% more than the market approach. Please tell us how you reconciled this significant difference between the market approach and the income approach. Refer to ASC 820-10-35-24B, and tell us how you considered that guidance given the disparity of the results from the two approaches combined with the objective evidence of the bids received.  If you did not reconcile the difference, explain to us your reasons for not reconciling the two approaches, considering the significant difference in valuation results as well as the substantial difference between the results from the income approach and the bids received to date, particularly given the status of lowered bids from First Allied by that point.

c.               ASC 820 defines fair value as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. ASC 820-10-35-11 states that because the highest and best use of the asset is determined based on its use by market participants, the fair value measurement considers the assumptions that market participants would use in pricing the asset. Therefore, the fact that you had not definitively concluded that you would sell Legend should not have resulted in a higher or lower valuation estimate.

d.              You indicate that your annual goodwill impairment analysis performed in the second quarter 2012 incorporated assumptions related to revenue growth, growth in the number of advisors, and headcount reductions. Please tell us how you determined that these assumptions are consistent with those used by market participants in the valuation of Legend.

Response:

ASC 820-10-35-25 requires that a change in weighting of multiple valuation techniques be made if events occur that generate a measurement that is equally or more representative of fair value in the circumstances.  We considered whether the March indications of interest received should be weighted along with the market and income approaches as part of our annual assessment in the second quarter of 2012.

At that time, we did not believe we would accept an offer as low as the $35.0 million submitted by First Allied in their June 29 non-binding indication of interest because we felt it did not represent the fair value of Legend and did not represent a fully informed market participant due to the fact that the due diligence process was in its early stages.  Both the market approach and the income approach supported a fair value in excess of its carrying amount, and represented, at that time, the market-based measurement of Legend.

ASC 820-10-35-24B notes that multiple valuation techniques are often appropriate when valuing a reporting unit.  In order to develop an appropriate EBITDA multiple, the market approach for a non-public company such as Legend must utilize public information for companies that have shared characteristics.  The income approach, based on internal forecasted information utilizes information based on our own internal budget information and assumptions.  While neither of these approaches is without flaws, we closely analyzed the inputs under both the market and income approaches to ensure that these were the correct approaches to average and achieve the best representation of fair value in the circumstances.  The primary difference between the fair value calculated based on the market and income approaches related to an assumption that headcount could be reduced as a result of the implementation of the Pershing platform.  The fair value calculation we prepared using the market approach did not exclude 2012 Pershing platform costs as part of the EBITDA calculation.  However, the income approach did consider the impact of the Pershing implementation, both in terms of decreased personnel costs going forward as well as increased operating results due to an expansion of the product line and advisor recruiting.

6.              Your response indicates that First Allied offered to purchase Legend for $27 million on August 29, 2012. You also indicate that you signed the Letter of Intent on August 29, 2012. It appears that the purchase price of $27 million specified in the letter is objective evidence of the impairment of Legend’s goodwill. Please address the following:

a.              Tell us how you considered the need to file an Item 2.06 Form 8-K within four business days after signing this Letter of Intent.

b.              Please file the Item 2.06 Form 8-K.

c.               The disclosure in the Form 8-K should clearly identify the factors triggering the impairment and provide a timeline of your efforts in the divestiture of Legend. In light of the assertions in your disclosures filed on August 2, 2012 that the fair value of Legend exceeded its carrying value by 40%, the Form 8-K should identify the intervening events that led to this substantial change in valuation, including at least broadly, the factors that led to your conclusion that Legend was no longer a core asset and should be divested.

Response:

We have reviewed the Staff’s comment and respectfully submit that the letter of intent did not trigger a filing under Item 2.06 of Form 8-K because our conclusion that an impairment was required was reached in connection with the preparation and review of the financial statements required to be included in our next Quarterly Report on Form 10-Q, as contemplated by the Instruction to Item 2.06 of Form 8-K.  In our view, the letter of intent dated August 29, 2012 was no more than a nonbinding expression of interest in the Legend asset by a third party, and was not an obligation of ours; nor did we believe it to be an agreement by us that the indicated price was the fair value of the Legend asset. Moving forward on the expression of interest was expressly contingent on negotiation of definitive documents acceptable to both parties; successful completion of due diligence by First Allied;

and approval of the transaction by First Allied’s Board of Directors.  On-going due diligence, discussions and negotiations proceeded with First Allied during the same period that we were preparing (and securing the review of) our financial statements for the next quarterly filing, with such negotiations culminated in a definitive agreement executed on October 29, 2012. It was during the course of preparation of our third quarter financial statements to be included in the Form 10-Q that we concluded that a material impairment was required under generally accepted accounting principles.  We subsequently discharged our obligation under Item 2.06 of Form 8-K by making the requisite disclosures in Part II, Item 5 of our Quarterly Report on Form 10-Q filed November 2, 2012, as permitted by C&DI 101.01.

7.              Page 6 of your response letter dated December 31, 2012 indicates that you have not made any changes to your impairment methodologies for other intangibles after the impairment of Legend’s goodwill. When you conduct intangible impairment analysis in the future, confirm that you will incorporate the guidance from ASC 820 cited above in consideration of a reevaluation of your methodologies used, including the weighting between methodologies used and ensuring that assumptions used are those consistent with how market participants would value the asset or reporting unit.

Response:

We confirm that we will continue to incorporate the guidance from ASC 820 in consideration of the reevaluation of our methodologies used, including the weighting between methodologies used and ensuring assumptions used are those consistent with how market participants would value our remaining assets.

Pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to contact me at (913) 236-2645 or by facsimile at (913) 236-1989.

Sincerely,

/s/Daniel P. Connealy
Daniel P. Connealy
Senior Vice President and Chief Financial Officer
Waddell & Reed Financial, Inc.

cc:	Hana Hoffmann, Securities and Exchange Commission Brent K. Bloss, Waddell & Reed Financial, Inc. Wendy J. Hills, Waddell & Reed Financial, Inc. Glen J. Hettinger, Fulbright & Jaworski L.L.P.